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                            August 9, 2023

       Navdeep Gupta
       Executive Vice President and Chief Financial Officer
       Dick's Sporting Goods, Inc.
       345 Court Street
       Coraopolis, PA 15108

                                                        Re: Dick's Sporting
Goods, Inc.
                                                            Form 10-K for
Fiscal Year Ended January 28, 2023
                                                            Filed March 23,
2023
                                                            Form 10-Q for
Fiscal Quarter Ended April 29, 2023
                                                            File No. 001-31463

       Dear Navdeep Gupta:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended January 28, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Fiscal 2022 Compared to Fiscal 2021
       Net Sales, page 30

   1. You state the decrease in comparable store sales reflects an anticipated "sales normalization" in
certain categories. We also note your reference of this term and the term "normalization of
pricing" in the Form 10-Q for the period ended April 29,
                                                        2023. Please explain to
us and disclose as appropriate what each term represents, and how and extent each impact
comparable store sales and results. Also consider whether these terms are reflective of
trends, and if so, provide related disclosure pursuant to Item
                                                        303(b)(2)(ii) of
Regulation S-K.
 Navdeep Gupta
FirstName   LastNameNavdeep   Gupta
Dick's Sporting Goods, Inc.
Comapany
August      NameDick's Sporting Goods, Inc.
        9, 2023
August
Page 2 9, 2023 Page 2
FirstName LastName
Income from Operations, page 30

2. You disclose your merchandise margins decreased by 304 basis points as a result of actions to reduce targeted apparel inventory overages, item-level deals provided to athletes during the holiday season and higher inventory shrink due to increased theft. The results of the these events and pricing actions taken by you appear to have caused a material change in the relationship between cost of goods sold and revenues. Please describe to us and disclose in quantitative terms the extent to which these factors and your actions impacted your income from operations as well as your gross profit margin for the year ended January 28, 2023. In your discussion of these factors, consider explaining the changes in the key components of cost of goods sold impacted. Refer to the introductory paragraph of Item 303(b) of Regulation S-K and paragraphs (2)(i) and
(ii) therein.
Form 10-Q for Fiscal Quarter Ended April 29, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
13 Weeks Ended April 29, 2023 Compared to the 13 Weeks Ended April 30, 2022 Income from Operations, page 17

3. You disclose in your Form 10-K for the fiscal year ended January 28, 2023 that disruptions of supply chains resulted in apparel overages that caused you to take actions in the third and fourth quarters of fiscal 2022. We note further reference to supply chain in this Form 10-Q and in discussion during your first quarter 2023 earnings call. Please discuss in greater detail the extent of these actions on your income from operations for the latest annual and interim periods as appropriate. Also, describe whether supply chain issues and your associated actions are a known trend or uncertainty that have had or are reasonably likely to have a material favorable or unfavorable impact on net sales or income from continuing operations. Also, disclose if supply chain issues and your associated actions are reasonably likely to cause a material change in the relationship between costs and revenues. Refer to Item 303(b)(2)(i) and (ii) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services